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                           April 21, 2021

       Xiaofeng Ma
       Chief Executive Officer
       ATA Creativity Global
       c/o 1/F East Gate, Building No. 2, Jian Wai Soho
       No. 39 Dong San Huan Zhong Road
       Chao Yang District, Beijing 100022
       People   s Republic of China

                                                        Re: ATA Creativity
Global
                                                            Registration
Statement on Form F-3
                                                            Filed April 13,
2021
                                                            File No. 333-255195

       Dear Mr. Ma:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services